NO ACT

PE
1-10-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005645


January 21, 2011



Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-11

Re: Danaher Corporation
Incoming letter dated January 10, 2011

Dear Mr. Mueller:

This is in response to your letter dated January 10, 2011 concerning the shareholder proposal submitted to Danaher by John Chevedden. We also have received a letter from the proponent dated January 20, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

January 21, 2011

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Danaher Corporation
Incoming letter dated January 10, 2011

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Danaher may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Danaher to amend Danaher's Restated Certificate of Incorporation to provide that holders of 25% of Danaher's outstanding common stock may call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Danaher directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Danaher omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

January 20, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**Danaher Corporation (DHR)**
**Special Meeting Topic at 10%**
**John Chevedden**

Ladies and Gentlemen:

This responds to the January 10, 2011 company request to avoid this routine rule 14a-8 proposal.

The company plans to set up only one shareholder vote to cover a number of positive and negative decisions for shareholders. The company had no intention of introducing this topic for a shareholder vote until the 2011 rule 14a-8 proposal on this topic was submitted.

This no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to scuttle shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting. If a company wants to eliminate a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 -- Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

The company does not explain why it only plans to submit one proposal when there are multiple separate positive and negative issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve of 10% of shareholders to be able to call a special meeting?
2) Do shareholders approve of 25% of shareholders to be able to call a special meeting?
3) Do shareholders approve of 25% of shareholders to be able to call a special meeting merely as a temporary solution in moving toward 10% of shareholders to be able to call a special meeting?
4) Negative: Do shareholders approve an unnecessary shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?
5) Negative: Do shareholders approve of the company using an unnecessary and delaying vote as a tool to make it more difficult to eventually move to a 10%-threshold, because locking a 25%- threshold into the charter will make it more difficult to eventually adopt a 10%-threshold?
6) Negative: Do shareholders approve of the company not disclosing that they are being put through an unnecessary and delaying vote that also makes it more difficult to eventually move to a 10%-threshold?
7) Negative: Do shareholders approve the principle of using an unnecessary shareholder vote at our company as a tool to scuttle a shareholder opportunity to vote on a more effective shareholder proposal on a related topic?

This is increasingly important because the unnecessary company proposal will not disclose to shareholders in the annual meeting proxy that:

1) The company is spending shareholder money to conduct an unnecessary and delaying shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation.
2) The company is spending shareholder money in using an unnecessary shareholder proposal as a tool to avoid a shareholder opportunity to vote on a more effective shareholder proposal on a similar topic.
3) The company is spending shareholder money in using an unnecessary shareholder proposal as a tool to delay and make more difficult the eventual adoption of a 10%-threshold.

It would "present alternative and conflicting decisions for the stockholders" plus "create the potential for inconsistent and ambiguous results" (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to bundle these positive and negative separate issues.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

In the alternative this is to request that the company be required to publish multiple proposals in its effort to avoid this rule 14a-8 proposal and thus enable shareholders to avoid "alternative and conflicting decisions" by being forced to cast a vote on a single bundled ballot item.

Sincerely,



John Chevedden

cc:
Jim O'Reilly <Jim.O'Reilly@Danaher.com>

[DHR: Rule 14a-8 Proposal, December 3, 2010,
December 16, 2010 Revision at Company Request]

**3* – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint, Safeway and Motorola.

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Annual Election of Each Director proposal that won 66%-support at our 2010 annual meeting. Our 66%-support even translated into 55% of all shares outstanding.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," "High Concern" in Board Composition, and "Very High Concern" in Executive Pay. CEO Lawrence Culp got total realized compensation (TRC) of $141 million. This was the highest $$ seen well into the 2010 proxy season, surpassing $130 million for Lawrence Ellison of Oracle and $103 million for Ray Irani of Occidental Petroleum.

Half our board was long-tenured with at least two decades of service, including co-founders Steven and Mitchell Rales (Chairman). Three directors were age 70 to 94, including Mortimer Caplin, who at 94 was on our Audit and Executive Pay Committees. Furthermore, long-tenured directors were the majority and/or chaired all board committees. This created the perception of a board within a board and raised concerns about board entrenchment and independence.

Plus the trend for new directors was disturbing with Elias Zerhouni not owning any stock. Our board was the only significant directorship for 50% of our directors. This could indicate a significant lack of current transferable director experience. Walter Lohr attracted our highest negative votes (31%) and was still allowed to chair our Nomination Committee.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 22614-00004

January 10, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Danaher Corporation*
*Shareholder Proposal of John Chevedden*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Danaher Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal, as revised by the Proponent, states:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2011 Annual Meeting of Shareholders.

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2011 Annual Meeting Of Shareholders.**

The Company's Board of Directors has approved submitting a Company proposal at its 2011 Annual Meeting of Shareholders requesting that the Company's shareholders approve an amendment to the Company's Restated Certificate of Incorporation. The amendment to the Restated Certificate of Incorporation provides that holders of 25% of the Company's outstanding common stock may call a special meeting of shareholders (the "Company Proposal"). If the Company Proposal is approved by shareholders, the Company will make a conforming amendment to its Amended and Restated By-laws.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Raytheon Co.* (avail. Mar. 29, 2010) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Lowe's Companies, Inc.* (avail. Mar. 22, 2010) (same); *International Paper Company* (avail. Mar. 11, 2010) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 20% of outstanding common stock to call such meetings); *Liz Claiborne, Inc.* (avail. Feb. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting a bylaw amendment to provide that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a certificate of incorporation amendment proposed by the company would allow the holders of 35% of outstanding common stock to call such meetings); *Honeywell International Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareholder proposal requesting a bylaw amendment to provide that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a certificate of incorporation amendment proposed by the company would allow the holders of 20% of outstanding common stock to call such meetings); *Medco Health Solutions, Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareholder proposal requesting a bylaw amendment to provide that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a certificate of incorporation amendment proposed by the company would allow the holders of 40% of outstanding common stock to call such meetings); *Safeway Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareholder proposal requesting a bylaw amendment to provide that the holders of 10% of the company's outstanding common stock be able to call a special meeting when amendments proposed by the company to its governing documents would allow the holders of 25% of outstanding common stock to call such meetings).

The Staff previously has permitted exclusion of shareholder proposals under circumstances almost identical to the instant case. For example, in the situation addressed in *Raytheon Co.* (avail. Mar. 29, 2010) cited above, the Staff concurred in excluding a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal which would allow shareholders owning 25% of the outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders" and that submitting both proposals to a vote could "provide inconsistent and ambiguous results."

Here, the Proposal conflicts with the Company Proposal because it proposes a different threshold percentage of share ownership to call a special shareholder meeting. As a result, there is a likelihood of conflicting and inconsistent outcomes if the Company's shareholders consider and vote on both the Company Proposal and the Proposal. Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James O'Reilly, Danaher's Associate General Counsel and Secretary, at (202) 419-7611.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: James O'Reilly, Danaher Corporation
John Chevedden

GIBSON DUNN

**Exhibit A**

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

Mr. Steven M. Rales
Chairman of the Board
Danaher Corporation (DHR)
2099 Pennsylvania Ave NW Fl 12
Washington DC 20006

Dear Mr. Rales,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 3, 2010
Date

cc: James F. O'Reilly <James.F.OReilly@danaher.com>
Corporate Secretary
PH: 202 828-0850
FX: 202 828-0860
investor.relations@danaher.com

[DHR: Rule 14a-8 Proposal, December 3, 2010]

**3* – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint, Safeway and Motorola.

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Annual Election of Each Director proposal that won our 66%-support at our 2010 annual meeting. This 66%-support even translated into 55% of all shares outstanding.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," "High Concern" in Board Composition, and "Very High Concern" in Executive Pay. CEO Lawrence Culp got total realized compensation (TRC) of $141 million. This was the highest $$ seen well into the 2010 proxy season, surpassing $130 million for Lawrence Ellison of Oracle and $103 million for Ray Irani of Occidental Petroleum.

Half our board was long-tenured with at least two decades of service, including co-founders Steven and Mitchell Rales (Chairman). Three directors were age 70 to 94, including Mortimer Caplin, who at 94 was on our Audit and Executive Pay Committees. Furthermore, long-tenured directors were the majority and/or chaired all board committees. This created the perception of a board within a board and raised concerns about board entrenchment and independence.

Plus the trend for new directors was disturbing with Elias Zerhouni not owning any stock after one-year. Our board was the only significant directorship for 50% of our directors. This could indicate a significant lack of current transferable director experience. Walter Lohr attracted our highest negative votes (31%) and was still allowed to chair our Nomination Committee. And 30% of our directors were insiders.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

---

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

# RAM TRUST SERVICES

December 3, 2010

John Chevedden

***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 150 shares of Danaher Corporation (DHR) common stock, CUSIP # 235851102, since at least November 20, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager



December 16, 2010

**VIA OVERNIGHT MAIL**
John Chevedden

***FISMA & OMB Memorandum M-07-16***

Dear Mr. Chevedden:

I am writing on behalf of Danaher Corporation (the "Company"), which received on December 3, 2010, your shareholder proposal entitled "Special Shareowner Meetings" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, requires that any shareholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Danaher Corporation, 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, DC 20006. Alternatively, you may transmit any response by facsimile to me at 202-419-7676.

If you have any questions with respect to the foregoing, please contact me at 202-419-7611. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



James F. O'Reilly
Associate General Counsel and Secretary

Enclosure

# Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

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**Not to paragraph (i)(1)**

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

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**Not to paragraph (i)(2)**

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

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**Note to paragraph (i)(9)**

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false

or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Thursday, December 16, 2010 9:46 PM
**To:** O'Reilly, Jim
**Subject:** Rule 14a-8 Proposal Revision (DHR)

Mr. O'Reilly, Although it is not necessary this is the requested proposal revision. The proposal has been revised to 485-words from 495-words.
Sincerely,
John Chevedden

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

Mr. Steven M. Rales
Chairman of the Board
Danaher Corporation (DHR)
2099 Pennsylvania Ave NW Fl 12
Washington DC 20006

DECEMBER 16, 2010 REVISION

Dear Mr. Rales,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 3, 2010
Date

cc: James F. O'Reilly <James.F.OReilly@danaher.com>
Corporate Secretary
PH: 202 828-0850
FX: 202 828-0860
investor.relations@danaher.com

[DHR: Rule 14a-8 Proposal, December 3, 2010,
December 16, 2010 Revision at Company Request]

**3* – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint, Safeway and Motorola.

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Annual Election of Each Director proposal that won 66%-support at our 2010 annual meeting. Our 66%-support even translated into 55% of all shares outstanding.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," "High Concern" in Board Composition, and "Very High Concern" in Executive Pay. CEO Lawrence Culp got total realized compensation (TRC) of $141 million. This was the highest $$ seen well into the 2010 proxy season, surpassing $130 million for Lawrence Ellison of Oracle and $103 million for Ray Irani of Occidental Petroleum.

Half our board was long-tenured with at least two decades of service, including co-founders Steven and Mitchell Rales (Chairman). Three directors were age 70 to 94, including Mortimer Caplin, who at 94 was on our Audit and Executive Pay Committees. Furthermore, long-tenured directors were the majority and/or chaired all board committees. This created the perception of a board within a board and raised concerns about board entrenchment and independence.

Plus the trend for new directors was disturbing with Elias Zerhouni not owning any stock. Our board was the only significant directorship for 50% of our directors. This could indicate a significant lack of current transferable director experience. Walter Lohr attracted our highest negative votes (31%) and was still allowed to chair our Nomination Committee.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

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Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by emailFISMA & OMB Memorandum M-07-16***